SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No. 2)*

Zendesk, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

98936J101

(CUSIP number)

December 31, 2016

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98936J101	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Mikkel Svane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,635,297
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,635,297
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,635,297
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 98936J101	13G	Page 3 of 4 Pages

Item 1(a).	Name of Issuer: Zendesk, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1019 Market Street, San Francisco, CA 94103

Item 2(a).	Name of Person Filing: Mikkel Svane (the “Reporting Person”)

Item 2(b).	Address or Principal Business Office or, if None, Residence: 1019 Market Street, San Francisco, CA 94103

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value (“Common Stock”)

Item 2(e).	CUSIP Number: 98936J101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 3,635,297 shares of Common Stock, which represents (i) 1,873,930 shares of Common Stock held of record by the Reporting Person, (ii) 1,758,621 shares of Common Stock subject to outstanding options which are exercisable within 60 days of December 31, 2016, and (iii) 2,746 shares of Common Stock subject to outstanding restricted stock units which shall vest and be subject to settlement within 60 days of December 31, 2016.

(b)	Percent of Class: 3.7%

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,635,297

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,635,297

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

CUSIP No. 98936J101	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 24, 2017

MIKKEL SVANE

By:	/s/ Mikkel Svane
Mikkel Svane